VASCO Data Security International, Inc.

1901 S. Meyers Road, Ste. 210

Oakbrook Terrace, IL 60181

October 15, 2014

Division of Corporation Finance

100 F. Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo

Jeff Kauten

Re:	Vasco Data Security International, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 12, 2014 File No. 000-24389

Dear Ms. Woo:

Set forth below are the responses of VASCO Data Security International, Inc. (referred to herein using the words “VASCO”, “Company”, “we”, “our” and “us”) to your September 26, 2014 letter (the “Letter”) in response to our initial response letter dated September 4, 2014 relating to the above-referenced Form 10-K (sometimes referred to herein as the “2013 Form 10-K). The comments from the Letter are repeated below.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1—Business

Customers and Markets, page 15

1. We note your response to prior comment 1 but it appears that a material description of the global supply agreement, including the term and termination provisions governing the framework for business between VASCO and HSBC and HSBC Members, would be appropriate. In this regard, we note that HSBC can terminate the agreement at any time without cause with 90 days’ notice and without payment of any termination charges. Given that HSBC, your largest customer, accounted for approximately 18%, 10% and 17% of your total revenue in 2013, 2012 and 2011, respectively, this provision of the agreement appears to pose a significant risk to the company that should be disclosed in your filing. Please advise.

Please see the first Risk Factor on page 17 of the 2013 Form 10-K which we believe addresses the risk relating to HSBC as follows:

“ A significant portion of our sales are to a limited number of customers. The loss of substantial sales to anyone of them could have an adverse effect on revenues and profits.

We derive a substantial portion of our revenue from a limited number of customers, most of which are European or Asian headquartered banks. The loss of substantial sales to any one of them could adversely affect our operations and results. In fiscal 2013, 2012 and 2011, our top 10 largest customers contributed 40%, 37% and 47%, respectively, of total worldwide revenue. HSBC, our largest customer, contributed approximately 18%, 10% and 17%, respectively, of total worldwide revenue. “

In response to the Letter we will add the following language to such Risk factor in our Form 10-K filing for the year ending December 31, 2014:

“HSBC has no long term contractual commitment to purchase products or services from us. HSBC and its affiliates only make purchase commitments pursuant to individual purchase orders placed with us from time to time, which are subject to our acceptance. The general commercial framework that applies to such purchases by HSBC may be terminated by HSBC at any time, without cause, on 90 days’ notice to us and without payment of any termination charge by HSBC.”

If you have any questions regarding the Company’s responses or this letter, please contact Matthew S. Brown or the undersigned.

Matthew S. Brown	Clifford K. Bown
Katten Muchin Rosenman LLP	VASCO Data Security International, Inc.
525 West Monroe Street	1901 South Meyers Road, Ste. 210
Chicago, Illinois 60661-3693	Oakbrook Terrace, IL 60181
Phone: 312 902-5207	Phone U.S.: 630 932-8844 x3304
Fax: 312 902-1061	Fax U.S.: 630 932-8852
Email: matthew.brown@kattenlaw.com	Email: cbo@vasco.com

Sincerely,

/s/ Clifford K. Bown
Clifford K. Bown
Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)